Razor Resources Inc.
	       12340 Seal Beach Blvd. Ste B-190
                    Seal Beach CA, 90740
                       T: 949-419-6588
                       F: 949-272-0088

May 10, 2011


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn : Ethan Horowitz
Attorney-Advisor


Re: Razor Resources Inc.
Form 10-K/A for Fiscal Year Ended April 30, 2010
Filed April 7, 2011
Form 10-Q for Fiscal Quarter Ended January 31, 2011
Filed March 16, 2011
File No. 0-51973

Dear Mr. Horowitz,

	We received your comment letter dated April 27, 2011, however, we will need an additional 20 business days in order to ensure full and accurate amendments.

Sincerely,

-S-

Gregory Rotelli
President, Secretary, Treasurer and Director
(Principal Executive Officer, Principal Financial
Officer and Principal Accounting Officer)